

05056905

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 03 2005
WASH. D.C.
213
SECTION

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended November 30, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________________

Commission file number 1-7685

AVERY DENNISON CORPORATION EMPLOYEE SAVINGS PLAN

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

AVERY DENNISON CORPORATION
150 North Orange Grove Blvd.
Pasadena, California 91103
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)


JUN 06 2005
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

Date: May 27, 2005

By 
Karyn E. Rodriguez
Vice President and Treasurer,
Avery Dennison Corporation

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plan Committee and Participants
of the Avery Dennison Corporation
Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Avery Dennison Corporation Employee Savings Plan (the "Plan") at November 30, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of November 30, 2004 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Los Angeles, California
May 25, 2005

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In millions)	November 30, 2004	2003
ASSETS		
Investments	$ 729.8	$ 699.4
Receivables	4.7	2.6
Total assets	734.5	702.0
LIABILITIES		
Note payable	16.0	18.0
Other payables	3.6	.4
Total liabilities	19.6	18.4
Net assets available for benefits	$ 714.9	$ 683.6

The accompanying notes are an integral part of these financial statements.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In millions)	Year ended November 30, 2004	2003
Additions (reductions) to net assets attributed to:		
Investment income (loss):		
Interest	$ 6.3	$ 6.6
Dividends	12.4	12.4
Net appreciation (depreciation) in fair value of investments	44.3	(42.6)
Total investment income (loss)	63.0	(23.6)
Employer contributions	1.2	2.5
Participant contributions	27.4	26.0
Total additions	91.6	4.9
Deductions from net assets attributed to:		
Benefits paid to participants	(66.1)	(53.6)
Interest expense	(.3)	(.3)
Administrative expenses	(1.0)	(1.1)
Total deductions	(67.4)	(55.0)
Net Plan transfers	7.1	(4.3)
Net increase (decrease)	31.3	(54.4)
Net assets available for benefits:		
Beginning of year	683.6	738.0
End of year	$ 714.9	$ 683.6

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Summary Description of the Plan

The following brief description of the Avery Dennison Employee Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for additional information relating to the Plan.

General

The Plan is a defined contribution plan, which is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974, as amended. Eligible regular full-time employees may participate immediately upon employment. Eligible employees who are not regular full-time employees must complete 12 consecutive months of employment and 1,000 hours of service before they may participate in the Plan.

Contributions

Effective July 1, 2000, each newly hired eligible regular full-time employee is automatically enrolled in the Plan, contributing a percentage (4 percent as of the plan year ended November 30, 2004) of his or her compensation in the form of Pre-Tax Savings ("PTS") contributions, unless the employee affirmatively elects not to enroll or specifies a different amount to be contributed. For the plan year ended November 30, 2004, a participant may contribute from 1 percent to 16 percent of total eligible compensation on a pre-tax and/or after-tax basis (subject to an annual maximum, as prescribed by legal requirements and limits imposed on highly compensated employees in order to satisfy nondiscrimination requirements). Effective July 1, 2002, certain older participants may contribute additional "catch-up" PTS contributions over the otherwise applicable limit. Participants direct the investment of their contributions into various investment options offered under the Plan. Avery Dennison Corporation (the "Company") matches 50 percent of the first 6 percent of eligible compensation that a participant contributes to the Plan. The matching Company contribution is invested directly in Company common stock. Participants who are age 50 and above may elect to diversify the matching Company contribution.

PTS contributions and Company contributions, including any earnings, are not taxable until they are withdrawn or distributed. Eligible employees are permitted to make rollover contributions of "eligible rollover distributions" from an "eligible retirement plan" into the Plan, including direct rollovers.

Vesting and Forfeitures

Employee contributions and earnings thereon are immediately 100 percent vested. Company contributions and earnings thereon are 100 percent vested after three years of service, or if earlier, upon a participant's death or 65th birthday. If a participant's employment terminates prior to vesting, all Company contributions and earnings thereon are forfeited.

Payment of Benefits

Participants may take hardship withdrawals, withdrawals at age 59 ½ and certain other withdrawals, subject to legal and/or Plan restrictions and requirements.

Participant Loans

Participants also have the right, subject to certain limitations and requirements, to borrow from certain accounts. The loans are collateralized by up to 50 percent of the participant's vested accounts and bear reasonable interest rates commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Participant loans are valued at cost. At the time that each loan is made, the interest rate is fixed at the rate equal to the prime rate plus one percent established as of the first month prior to the beginning of each plan quarter. Each loan generally has a maximum term of five years and is an asset of the applicable participant's account on the date of borrowing. Interest payments are credited to the applicable participant's account.

Administrative Expenses

Investment management fees and reasonable administrative expenses are charged to and paid by the Plan, as permitted by law. All other administrative expenses of the Plan are paid by the Company, except for certain fees (such as fees associated with Plan loans) which are paid by participants. Administrative expenses for the years ended November 30, 2004 and 2003 were $1 million and $1.1 million, respectively.

Plan Termination

The Company presently intends the Plan to be permanent. However, the Company reserves the right to change, amend, terminate or discontinue the Plan at any time. In the event of termination of the Plan, each participant will be 100 percent vested in his or her Company matching and participant contributions and all of the assets in participant accounts will be distributed to the participants (or beneficiaries) in proportion to their account balances.

2. Net Plan Transfers

Plan Mergers

On December 31, 2003, the Company merged into the Plan the net assets of RVL Packaging, Inc. Salary Savings Plan (the "RVL Plan"), the RVL Printed Labels 401(k) Plan (the "RVL Labels Plan") and the Avery Dennison Corporation 401(k) Profit Sharing Retirement Plan (formerly the L&E Packaging LLC 401(k) Profit Sharing Retirement Plan) (the "L&E Plan"), which are intended to be qualified defined contribution plans. The net assets of the RVL Plan, the RVL Labels Plan and the L&E Plan were approximately $4.5 million, $.4 million and $6.1 million, respectively, on the date of the mergers.

Plan Transfers

Based upon participant elections, the Company transferred $3.9 million and $4.3 million from the Plan to another retirement plan of the Company during the years ended November 30, 2004 and 2003, respectively.

3. Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Valuation of Investments

The Plan considers cash on hand, and short-term deposits and investments with maturities of three months or less when purchased, as cash and cash equivalents. The short-term deposits consist of units of participation in collective investment funds ($1/unit).

Guaranteed investment contracts are valued at "contract value," which represents contributions plus interest earned less benefits paid and transfers to other funds. If one or all of the contracts were to be terminated by the Plan prior to the expiration date, and the Plan's assets withdrawn, the amount received by the Plan could be less than the contract value under the relevant provisions of the agreements.

Bonds, U.S. government notes and investments in a registered investment company are valued at quoted market prices as of the end of the fiscal year of the Plan. Investments in Company common stock are valued at the closing market price on the last business day of the Plan's fiscal year.

Income Recognition

The net appreciation or depreciation in the fair value of investments as of the current fiscal plan year, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments during the period, is reported in the Statement of Changes in Net Assets Available for Benefits. Dividend income is accrued on the ex-dividend date. Interest income from other investments is accrued as earned.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains or losses on sales of securities are computed on an average cost basis. Unrealized appreciation or depreciation in the fair value of investments is the change in the market value as compared to the cost basis of the assets during the Plan's fiscal year.

The Department of Labor and the Internal Revenue Service ("IRS") Form 5500, Annual Return/Report of Employee Benefit Plan, requires realized and unrealized gains and losses to be determined using the value of the asset as of the beginning of the plan year (referred to as the "current value method") rather than using the historical cost basis of the asset. Therefore, the amounts reflected in Note 4, calculated on an historical cost basis, will differ from those presented in the Form 5500 to be filed for the Plan.

Leveraged Stock Fund

Included in the Plan is a leveraged employee stock ownership (the Employee Stock Ownership Plan or "ESOP") feature in which loan proceeds (Note 8) are used to purchase Company common stock. The unallocated assets available for benefits in the fund were $32.3 million and $35.8 million as of November 30, 2004 and 2003, respectively. Company common stock in this fund can be allocated to participant accounts to satisfy employee elected contributions that invest in Company common stock and employer matching contributions.

Benefit Payments

Amounts due to participants for benefit claims that were processed and approved for payment prior to November 30, 2004 and 2003, but not yet paid as of those dates were $.7 million and $1.8 million, respectively. Included in these amounts were rollover distributions of $.3 million and $.6 million for the years ended November 30, 2004 and 2003, respectively, which were directed to another Company-sponsored plan. All benefits are payable from net assets available for benefits. The financial statements of the Plan and the related Form 5500 differ in the presentation of benefits payable due to different guidelines for each as promulgated by accounting principles generally accepted in the United States of America and the IRS. Form 5500 requires plans to report benefit claims payable as a liability, whereas they are not recorded as a liability in the financial statements.

Contributions

Participant and employer contributions are recorded on an accrual basis. The employer's matching contribution consists solely of Company common stock. Employer contributions can be made by releasing the required number of shares of the unallocated Company common stock from the Plan's leveraged stock fund necessary to satisfy the Company's matching contribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of net assets available for benefits and the reported amounts of changes in net assets available for benefits. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan's assets are invested in the Company's common stock and, pursuant to various participant investment options, in funds, which can, themselves, be invested in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities that are available under the Plan. Investment securities are exposed to various risks, such as changes in interest rates, foreign currency exchange rates, credit quality, and volatility with respect to the holdings within individual funds (including the Company Stock Fund), as well as the overall market. Therefore, changes in the values of investment securities will affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

4. Net Appreciation (Depreciation) in the Fair Value of Investments

During the years ended November 30, 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

(In millions)	2004	2003
Investments in registered investment companies	$ 20.1	$ 20.5
Company common stock	25.1	(63.1)
Government bonds & notes	(.9)	-
Net appreciation (depreciation) in the fair value of investments	$ 44.3	$ (42.6)

As of November 30, 2004 and 2003, approximately 49 percent and 51 percent, respectively, of the Plan's assets were invested in the common stock of the Company. A significant portion of this concentration results from the allocated and unallocated investments in the ESOP. At November 30, 2004 and 2003, the per share price of the Company's stock was $58.66 and $55.08, respectively. The value of the Company Stock Fund is entirely dependent on the market price of the Company's common stock. Changes in the value of Company common stock will affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

5. Investments

The following are the fair values of individual investments that represent 5 percent or more of the Plan's net assets available for benefits:

	November 30,	
(In millions)	2004	2003
Company common stock*	$ 356.2	$ 359.1
Fidelity Puritan Fund	39.6	**
Fidelity United States Equity Index Fund	40.2	38.5
Fidelity Magellan Fund	46.0	44.8

* Participant and nonparticipant-directed.

** Balance represents less than 5 percent of the Plan's net assets available for benefits.

6. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

Net Assets:

	November 30,	
(In millions)	2004	2003
Company common stock	$ 224.3	$ 220.4

Changes in Net Assets:

	Year ended November 30,	
(In millions)	2004	2003
Interest income	$ .2	$ .3
Dividends	5.2	6.2
Net appreciation in the fair value of investments	16.1	(38.9)
Employer contributions	1.2	2.4
Participant contributions	3.8	4.0
Interest expense	(.3)	(.3)
Plan transfers	(.1)	-
Transfers to participant-directed investments	(8.3)	(1.2)
Benefits paid to participants	(13.5)	(12.9)
Administrative expenses	(.4)	(.7)
	$ 3.9	$ (41.1)

7. Investment Contracts with Insurance Companies

The Plan has purchased guaranteed investment contracts and wrap contracts with various insurance companies. Under these contracts, the investment institutions guarantee that there will be no investment loss due to fluctuations in interest rates for the securities held in the fixed income fund. These contracts are included in the Statements of Net Assets Available for Benefits at contract value of approximately $111.1 million and $107.9 million (which approximates fair value), which represent contributions plus interest earned less benefits paid and transfers to other funds as of November 30, 2004 and 2003, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The crediting interest rates paid on the guaranteed investment contracts and wrap contracts ranged from 2.16 percent to 7.85 percent as of November 30, 2004 and from 1.63 percent to 7.85 percent as of November 30, 2003. The Plan earned an average yield on these investment contracts of 4.73 percent and 5.26 percent for the years ended November 30, 2004 and 2003, respectively. There were no reserves against contract values as of November 30, 2004 and 2003.

8. Note Payable

The Plan has a $60 million revolving credit agreement with the Company. The financing available under the revolving credit agreement is used to acquire the Company's common stock, as provided in the Plan. Borrowings under the credit agreement bear interest at the London Interbank Offered Rate plus $^3/_8$%, with interest due quarterly. At November 30, 2004 and 2003, the Plan had approximately $16 million and $18 million, respectively, of outstanding borrowings under this facility. During 2004, the Plan paid interest on the debt at an average rate of 1.95 percent.

The maturity date of July 1, 2005 may be extended for an additional year, as permitted on each anniversary date of the credit agreement. The Company has elected not to exercise its right to extend the maturity date, and therefore, the principal indebtedness outstanding shall be payable in twenty-eight quarterly installments during the seven year period immediately following the maturity date, although the Company has the right to prepay the principal at its discretion. According to the terms of the credit agreement, the amount of debt outstanding at November 30, 2004 will mature as follows (in millions):

For the years ended November 30,	
2005	$ .4
2006	1.0
2007	1.4
2008	1.8
2009	2.2
Thereafter	9.2
	$ 16.0

Borrowings under the agreement are collateralized by the unallocated Company common stock held in the Plan's leveraged stock fund.

9. Related-Party Transactions

Since the Company's common stock is an investment held by the Plan, investments in this common stock represented transactions with parties-in-interest. Certain other plan investments are short-term deposits and investments, shares of mutual funds and Company common stock managed by Fidelity Management Trust Company, the Recordkeeper as defined by the Plan. Additionally, certain other plan investments are short-term deposits and investments and Company common stock held by U.S. Trust Company, the Custodian as defined by the Plan. These certain plan investments qualify as parties-in-interest transactions for which a statutory exemption exists. The following represents investments held by related parties:

	November 30,	
(In millions)	2004	2003
Avery Dennison Corporation	$ 356.2	$ 359.1
Fidelity Management Trust Company	243.6	213.6
U.S. Trust Company	.2	.9
	$ 600.0	$ 573.6

10. Tax Status

The Plan is intended to comply with the provisions of Section 401(a) and other applicable provisions of the Internal Revenue Code (the "Code"). The Plan received a favorable determination letter from the IRS in April 2004 that includes amendments through September 2003. As of the applicable dates, the Plan is, therefore, considered exempt from federal and state income taxes.

Plan amendments subsequent to the effective date of the IRS determination letter are not covered by the letter. The Plan is designed and it is intended that the Plan is being operated in compliance with the applicable requirements of the Code. The Company intends to make any additional amendments necessary to comply with the applicable requirements under the Code.

11. Concentration of Credit Risk

Included in the Plan's investments is a fixed income fund, which invests primarily in a mix of medium-term investment contracts issued by insurance companies and banks with high credit ratings, and in professionally managed portfolios of high-grade, short and medium-term fixed income securities aggregating to approximately $111.1 million and $107.9 million as of November 30, 2004 and 2003, respectively. Although the fund contains a diversified portfolio, the ultimate performance of the fund is dependent upon the ability of the underlying parties to honor their obligations. The Company, under investment management agreements, has entered into wrap contracts for a portion of the fixed income fund with qualified investment institutions. Under these contracts, the investment institutions guarantee that there will be no investment loss due to fluctuations in interest rates for the bonds and U.S. Government notes held in the fixed income fund.

The Plan's cash and cash equivalent balances with financial institutions may, at times, exceed federally insured limits.

Although the Plan may be exposed to losses in the event of nonpayment, it does not anticipate such losses.

12. Subsequent Event

On May 18, 2005, Ronald E. Dancer filed a purported class action in the United States District Court for the Central District of California against the Company and certain officers of the Company, claiming breaches of fiduciary duty under ERISA to the Company's Employee Savings Plan and Plan participants. The plaintiff alleges, among other things, that permitting investment in and retention of Company Common Stock under the Plan was imprudent because of alleged anticompetitive activities by the Company, and that failure to disclose such activities to the Plan and participants was unlawful. The plaintiff seeks, among other things, to certify a class of all participants in the Plan from June 1, 2001 to the present, and an order compelling defendants to compensate the Plan for any losses and for other relief. The Company intends to defend this matter vigorously.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of November 30, 2004
EIN #95-1492269 Plan #004
(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (Including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost	(e) Value
Cash and Cash Equivalents				
*	Fidelity Short Term Investment Fund	Short Term Investment, 1.7% variable		$ 3.1
*	Fidelity Institutional Cash Portfolio - Monthly	Collective Investment		2.0
**	U.S. Trust Co of California Market Rate Account	Short Term Investment, 1.4% variable		.2
	Mellon Stable Value Fund	Bank-sponsored Collective Fund		2.4
	Total			**7.7**
Guaranteed Investment Contracts				
	Allstate Life Insurance Company	Guaranteed Investment Contract GA-6189, Stepped maturity, 7.2%		2.9
	GE Life and Annuity	Guaranteed Investment Contract GS-3564, Stepped maturity, 5.8%		1.8
	Hartford Life Insurance Company	Guaranteed Investment Contract GA-10421, Stepped maturity, 6.1%		1.9
	John Hancock Mutual Life Insurance Company	Guaranteed Investment Contract 15069, Stepped maturity, 7.2%		2.7
	Metropolitan Life Insurance Company	Guaranteed Investment Contract 25229, Stepped maturity, 7.3%		1.3
	Ohio National Life Insurance Company	Guaranteed Investment Contract GP-5317, Stepped maturity, 7.9%		1.4
	Ohio National Life Insurance Company	Guaranteed Investment Contract GA-5909, Stepped maturity, 6.2%		1.1
	Protective Life Insurance Company	Guaranteed Investment Contract GA1698, Stepped maturity, 6.3%		.5
	Security Life Denver Insurance Company	Guaranteed Investment Contract FA0920, Stepped maturity, 5.9%		1.8
	Travelers Insurance Company	Guaranteed Investment Contract GR-17403, Stepped maturity, 7.4%		1.8
	Total			**17.2**
Synthetic Guaranteed Investment Contracts				
	Monumental Life Insurance Company (Contract MDA00434TR-1)			
	Fannie Mae	Mortgage-Backed Security, Stepped maturity, 4.3% variable		1.6
	Freddie Mac	Mortgage-Backed Security, Stepped maturity, 4.3% variable		1.9
	Fannie Mae	Mortgage-Backed Security, Stepped maturity, 4.3% variable		3.1
	Fannie Mae	Mortgage-Backed Security, Stepped maturity, 4.3% variable		1.8
	MBNA Credit Card Master Note Trust	Asset-Backed Security, Stepped maturity, 4.3% variable		1.9
	Fannie Mae	Mortgage-Backed Security, Stepped maturity, 4.3% variable		1.8
	Freddie Mac	Mortgage-Backed Security, Stepped maturity, 4.3% variable		1.9
	Freddie Mac	Mortgage-Backed Security, Stepped maturity, 4.3% variable		2.0
	Total			**16.0**
	UBS AG (Contract 2999)			
	DLJ Commercial Mortgage Corporation	Commercial Mortgage-Backed Security, Stepped maturity, 3.6% variable		2.2
	Bank One Issuance Trust	Asset-Backed Security, Stepped maturity, 3.6% variable		2.0
	DLJ Commercial Mortgage Corporation	Commercial Mortgage-Backed Security, Stepped maturity, 3.6% variable		2.3
	Morgan Stanley Capital I	Commercial Mortgage-Backed Security, Stepped maturity, 3.6% variable		1.6
	Morgan Stanley Dean Witter Capital I	Commercial Mortgage-Backed Security, Stepped maturity, 3.6% variable		3.2
	LB Commercial Conduit Mortgage Trust	Commercial Mortgage-Backed Security, Stepped maturity, 3.6% variable		2.2
	Total			**13.5**

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of November 30, 2004
EIN #95-1492269 Plan #004
(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (Including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost	(e) Value
Pooled Fixed Income & Equity Funds				
	Pooled Fixed Income Fund	Asset-Backed Security Index Fund		5.8
	Pooled Fixed Income Fund	Int Term Credit Bond Index Fund		7.6
	Pooled Fixed Income Fund	Long Term Credit Bond Index Fund		3.8
	Pooled Fixed Income Fund	Mortgage-Backed Security Index Fund		9.6
	Pooled Fixed Income Fund	Int Term Government Bond Index Fund		5.3
	Pooled Fixed Income Fund	1-3 Year Government BD Index Fund		.4
	Pooled Equity Fund	Commercial Mortgage-Backed Security Fund		5.7
	Total			**38.2**
Government Bonds & Notes				
	BMW Auto Trust	Corporate Bond, due 02/25/09, par $.5, 3.3%		.5
	Bank One Issuance Trust	Corporate Bond, due 05/17/10, par $.7, 3.6%		.7
	Bristol-Myers	Corporate Bond, due 10/01/06, par $.7, 4.8%		.7
	Capital Auto Trust	Corporate Bond, due 11/17/08, par $.8, 2.6%		.7
	Chase Auto Trust	Corporate Bond, due 09/15/08, par $.9, 4.2%		.9
	Chase Master Trust	Corporate Bond, due 11/17/08, par $.5, 5.5%		.5
	Chemical Auto Trust	Corporate Bond, due 09/15/08, par $.5, 6.0%		.5
	CIT Group Inc.	Corporate Bond, due 02/16/05, par $.8, 6.9%		.8
	Citibank Issuance Trust	Corporate Bond, due 01/20/09, par $1.1, 2.6%		1.1
	Citigroup Global	Corporate Bond, due 12/01/05, par $.1, 6.8%		.1
	GE Capital Global	Corporate Bond, due 08/15/07, par $.8, 3.5%		.8
	Honda Auto Trust	Corporate Bond, due 10/21/08, par $.6, 2.2%		.5
	Household Financial	Corporate Bond, due 01/15/08, par $.5, 4.6%		.5
	Illinois Power RRBs	Corporate Bond, due 06/25/09, par $1.0, 5.5%		1.0
	John Hancock Global	Corporate Bond, due 01/31/05, par $.7, 7.5%		.7
	MBNA Master Note Trust	Corporate Bond, due 09/15/09, par $.4, 2.7%		.4
	National Rural Utilities	Corporate Bond, due 03/01/07, par $.7, 6.5%		.7
	Peco Energy Trans Trust	Corporate Bond, due 03/01/09, par $.5, 6.1%		.5
	Sears Credit Master Trust	Corporate Bond, due 11/17/09, par $.1, 6.5%		.1
	SLM Corporation	Corporate Bond, due 03/17/08, par $.7, 3.6%		.7
	Telefonica Global	Corporate Bond, due 09/15/05, par $.7, 7.4%		.7
	Teachers Insurance and Annuity Assoc Global Markets	Corporate Bond, due 03/01/07, par $.5, 5.0%		.5
	USTN	US Government Note, due 08/15/06, par $7.0, 2.4%		7.0
	USTN	US Government Note, due 09/30/06, par $.4, 2.5%		.5
	USTN	US Government Note, due 11/15/07, par $2.1, 3.0%		2.1
	USTN	US Government Note, due 05/15/07, par $.7, 4.4%		.8
	Wachovia Auto Trust	Corporate Bond, due 07/20/10, par $.6, 3.7%		.6
	WFS Financial Trust	Corporate Bond, due 08/20/10, par $1.1, 3.1%		1.1
	Verizon	Corporate Bond, due 04/15/06, par $.5, 6.4%		.5
	Total			**26.2**
***	**Avery Dennison Corporation Common Stock**	**6,071,592 shares**	**168.9**	**356.2**

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of November 30, 2004
EIN #95-1492269 Plan #004
(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (Including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost	(e) Value
Investments in Registered Investment Companies				
*	Investment in Registered Investment Company	Fidelity Growth Company Fund		13.8
*	Investment in Registered Investment Company	Fidelity Magellan Fund		46.0
*	Investment in Registered Investment Company	Fidelity Puritan Fund		39.6
*	Investment in Registered Investment Company	Fidelity Retirement Gov't Money Market Fund		14.5
	Investment in Registered Investment Company	NB Genesis Trust Fund		17.0
*	Investment in Registered Investment Company	Fidelity Dividend Growth Fund		34.9
*	Investment in Registered Investment Company	Fidelity Equity Income Fund		3.2
*	Investment in Registered Investment Company	Fidelity Freedom Income Fund		1.2
*	Investment in Registered Investment Company	Fidelity Freedom 2000 Fund		1.1
*	Investment in Registered Investment Company	Fidelity Freedom 2010 Fund		3.0
*	Investment in Registered Investment Company	Fidelity Freedom 2020 Fund		1.7
*	Investment in Registered Investment Company	Fidelity Freedom 2030 Fund		1.3
*	Investment in Registered Investment Company	Fidelity Freedom 2040 Fund		.6
	Investment in Registered Investment Company	Artisan Mid Cap Growth Fund		5.1
*	Investment in Registered Investment Company	Fidelity Diversity International Fund		13.2
*	Investment in Registered Investment Company	Fidelity US Equity Index Pool Fund		40.2
	Investment in Registered Investment Company	MSI Small Company Growth B Fund		2.1
	Total			**238.5**
Participant Loans		**5.0% - 12.5%**		**16.3**
				$ 729.8

* Recordkeeper for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.
** Custodian for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.
*** Plan sponsor and, therefore, a party-in-interest for which a statutory exemption exists.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS*

For the Year Ended November 30, 2004
EIN #95-1492269 Plan #004
(Dollars in millions)

(a) Identity of Party Involved	(b) Description of Asset (Including interest rate and maturity in case of loan)	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Avery Dennison Corporation**	Avery Dennison Corporation Common Stock	$ –	$ 31.6	$ –	$ –	$ 18.7	$ 31.6	$ 12.9
		27.5	–	–	–	27.5	27.5	–

* Under ERISA, a reportable transaction is defined as a transaction or series of transactions during the Plan year that involves more than 5 percent of the fair value of the Plan's net assets at the beginning of the plan year, with certain exceptions.

** Plan sponsor and, therefore, a party-in-interest for which a statutory exemption exists.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 33-1132, 33-3645 and 33-58921) of Avery Dennison Corporation of our report dated May 25, 2005 relating to the financial statements of the Avery Dennison Corporation Employee Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Los Angeles, California
May 25, 2005